Exhibit 99.1

GRAVITY REPORTS CONSOLIDATED FINANCIAL RESULTS FOR 2020

Seoul, South Korea, March 31, 2021 - GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online and mobile game developer and publisher based in South Korea, announces its consolidated financial results for the fiscal year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues

Revenues for 2020 were KRW 405,953 million (US$ 373,768 thousand), representing a 12.5% increase from KRW 360,967 million for 2019.

Online game revenue increased by 111.6% to KRW 89,545 million (US$ 82,446 thousand) in 2020 from KRW 42,322 million in 2019. The increase in online game revenue was mostly increased revenues from Ragnarok Online in Thailand that was re-launched on May 28, 2020.

Mobile game revenue for 2020 was KRW 298,324 million (US$ 274,672 thousand), representing a 1.2% decrease from KRW 301,903 million for 2019. This decrease was mainly due to decreased revenues from Ragnarok M: eternal Love in Southeast Asia, North America, South America, Oceania, Japan and Korea and such decrease was partially offset by increased revenues from Ragnarok Origin which was launched in Korea on July 7, 2020 and Ragnarok X: Next Generation which was launched in Taiwan, Hong Kong and Macau on October 15, 2020.

Other revenue was KRW 18,084 million (US$ 16,650 thousand) in 2020, representing a 8.0% increase from KRW 16,742 million in 2019.

Cost of revenues was KRW 239,045 million (US$ 220,093 thousand) in 2020, representing a 10.1% decrease from KRW 265,788 million in 2019. The decrease in cost of revenues was mainly due to decreased commissions paid for service fees of mobile platforms, royalty payments and outsourcing fees for game services related to Ragnarok M: Eternal Love.

As a result of the foregoing factors, gross profit for 2020 was KRW 166,908 million (US$ 153,675 thousand), representing a 75.4% increase from KRW 95,179 million for 2019.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A increased 67.0% to KRW 77,434 million (US$ 71,295 thousand) in 2020 compared with KRW 46,376 million in 2019. This increase in SG&A was mostly attributable to increased advertising expenses, research and development expenses, commission paid and salaries.

Based on the foregoing factors, the Company recorded an operating income of KRW 89,474 million (US$ 82,380 thousand) in 2020, compared to an operating income of KRW 48,803 million in 2019.

Non-operating Income and Non-operating Expenses

Non-operating expenses for 2020 was KRW 1,463 million (US$ 1,347 thousand) compared with non-operating income KRW 2,453 million in 2019. This decrease in non-operating income was primarily due to increased loss on foreign currency transaction and impairment loss on other non-current assets.

Profit before income tax for 2020 was KRW 88,011 million (US$ 81,033 thousand), compared with profit before income tax of KRW 51,256 million in 2019.

Gravity recorded a net profit of KRW 62,556 million (US$ 57,596 thousand) in 2020 compared with a net profit of KRW 39,730 million in 2019.

The balance of cash and cash equivalents and short-term financial instruments was KRW 181,632 million (US$ 167,232 thousand) as of December 31, 2020.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,086.11 to US$1.00, the noon buying rate in effect on December 31, 2020 as quoted by the Federal Reserve Bank of New York.